As filed with the Securities and Exchange Commission on June 5, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934.

Commission file Number: 000-16063

NORTHLAND CABLE PROPERTIES SIX LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

1201 Third Avenue, Suite 3600
Seattle, Washington 98101
(206) 621-1351
(Address, including zip code, and telephone number, including area code, or registrant’s principal executive offices)

91-1318471
(Registrant’s I.R.S. Employer Identification No.)

Participation Interests in Northland Cable Properties Six Limited Partnership
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or (15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports;

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[X]

Approximate number of holders of Participation Interests in Northland Cable Properties Six Limited Partnership as of the certification or notice date: none*

Pursuant to the requirement of the Securities Exchange Act of 1934, Northland Cable Properties Six Limited Partnership has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

DATE: June 5, 2002	NORTHLAND CABLE PROPERTIES SIX LIMITED PARTNERSHIP

	BY:	NORTHLAND COMMUNICATIONS CORPORATION, its Managing General Partner

By:	/s/ John S. Whetzell

John S. Whetzell, Title: Chief Executive Officer

By:	/s/ Richard I. Clark

Richard I. Clark, Title: Executive Vice President

*	The registrant, a Washington limited partnership, has been dissolved pursuant to a vote of its limited partners in response to the registrant’s proxy statement dated August 29, 2001.